UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
EXTERRAN CORPORATION
 (Name of Issuer)
Common Stock, par value $0.01 per share
 (Title of Class of Securities)
30227H106
 (CUSIP Number)
Jon Wasserman, Esq.
Joseph Miron, Esq.
Equity Group Investments
2 North Riverside Plaza, Suite 600
Chicago, Illinois 60606
(312) 454-1800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 12, 2018
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30227H106	SCHEDULE 13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
CHAI TRUST COMPANY, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,261,068

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,261,068

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,261,068

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.79%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 30227H106	SCHEDULE 13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS
EGI-FUND B, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,849,806

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,849,806

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,849,806

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.12%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 30227H106	SCHEDULE 13D	Page 4 of 9 Pages

Item 1.                    Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to the common stock, par value $0.01 per share (“Common Stock”) of Exterran Corporation, a Delaware corporation (the “Issuer”) whose principal executive office is located at 4444 Brittmoore Road, Houston, Texas 77041.  This Amendment No. 1 amends and supplements, as set forth below, the Schedule 13D filed by certain of the Reporting Persons with respect to the Issuer on March 10, 2016 (the “Schedule 13D”).  All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is amended and supplemented by the information contained herein, and only those items amended are reported herein.

Item 2.                     Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a-c) This Statement relates to Common Stock held directly by: EGI-Fund (05-07) Investors, L.L.C., a Delaware limited liability company (“Fund 05-07”); EGI-Fund (08-10) Investors, L.L.C., a Delaware limited liability company (“Fund 08-10”); EGI-Fund (11-13) Investors, L.L.C., a Delaware limited liability company (“Fund 11-13”); EGI-Fund B, L.L.C., a Delaware limited liability company (“Fund B”); and EGI-Fund C, L.L.C., a Delaware limited liability company (“Fund C”).  Chai Trust Company, LLC, an Illinois limited liability company (“Chai Trust”), is the non-member manager of Fund 05-07, Fund 08-10 and Fund 11-13 and the managing member of Fund B and Fund C.  In such capacity, Chai Trust may be deemed to beneficially own the shares of Common Stock held directly by Fund 05-07, Fund 08-10, Fund 11-13, Fund B and Fund C.  Chai Trust and Fund B are sometimes collectively referred to herein as the “Reporting Persons.”  None of Fund 05-07, Fund 08-10, Fund 11-13 or Fund C is a Reporting Person on the basis that none directly holds more than five percent of the shares of Common Stock.
The executive officers of Fund B are as follows:
Samuel Zell	President. Mr. Zell is also Chairman and Chief Executive Officer of the Equity Group Investments division of Chai Trust (“EGI”).

Mark Sotir	Vice President. Mr. Sotir is also co-President and Chief Investment Officer – Corporate of EGI and serves as Executive Chairman of the Issuer’s board of directors.

Philip G. Tinkler	Vice President and Treasurer.

Jonathan D. Wasserman	Vice President and Secretary.

The officers and senior managing directors of Chai Trust are as follows:

Scott R. Peppet	President and Senior Managing Director.

Mark Sotir
Chief Operating Officer, Vice President and Senior Managing Director.  Mr. Sotir is also co-President and Chief Investment Officer – Corporate of EGI and serves as Executive Chairman of the Issuer’s board of directors.

Philip G. Tinkler	Chief Financial Officer.

Jonathan D. Wasserman	Chief Legal Officer and Senior Managing Director.

James Bunegar	Chief Compliance Officer, Assistant Trust Officer and Treasurer.

CUSIP No. 30227H106	SCHEDULE 13D	Page 5 of 9 Pages

Robert M. Levin
Senior Trust Officer and Senior Managing Director. Mr. Levin is also of counsel in the law firm Levin, Schreder & Carey, Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602.

Lucille McFarland	Controller and Assistant Secretary.

Carleen L. Schreder	Secretary. Ms. Schreder is also a partner in the law firm Levin, Schreder & Carey, Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602.

Thomas P. Heneghan	Senior Managing Director. Mr. Heneghan is also the Chief Executive Officer of Equity International, a private equity firm.

David J. Contis	Senior Managing Director. Mr. Contis is also a Principal at Agora Advisors, Inc., whose address is 5421 Kietzke Lane, Suite 100, Reno NV 89511.

JoAnn Zell	Senior Managing Director. Ms. Zell is also a physician.

Matthew Zell	Senior Managing Director. Mr. Zell is also a high school teacher.

The business address of Samuel Zell, Mark Sotir, Philip G. Tinkler, Jonathan D. Wasserman, Scott R. Peppet, James Bunegar, Lucille McFarland, Thomas P. Heneghan, JoAnn Zell, Matthew Zell, and each Reporting Person is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606.

(d) and (e) No Reporting Person has, and to the best knowledge of any such Reporting Person, no officer or director listed in this Item 2 has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)  Chai Trust is a limited liability company incorporated in Illinois.  Fund B is a limited liability company incorporated in Delaware.  All of the officers and directors listed in this Item 2 are United States citizens.

Item 3.                    Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Since the filing of the Schedule 13D, Fund B acquired 325,000 shares of Common Stock for a total purchase price of approximately $8,875,774, and Fund C acquired 722,626 shares of Common Stock for a total purchase price of approximately $16,847,166.  The funds used in the acquisition of these shares of Common Stock were obtained from the working capital of Fund B and Fund C, respectively.

Item 5.                    Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) and (b) There were 36,153,310 shares of Common Stock outstanding as of October 30, 2018, as reported by the Issuer on its Form 10-Q for the quarterly period ended September 30, 2018.

As of November 14, 2018, Chai Trust may be deemed to beneficially own a total of 4,261,068 shares of Common Stock, representing approximately 11.79% of the outstanding Common Stock. This amount includes:  (i) 447,567 shares of Common Stock held by Fund 05-07, which represent approximately 1.24% of the outstanding Common Stock; (ii) 332,327 shares of Common Stock held by Fund 08-10, which represent approximately 0.92% of the outstanding Common Stock; (iii) 908,742 shares of Common Stock held by Fund 11-13, which represent approximately 2.51% of the outstanding Common Stock; (iv) 1,849,806 shares of Common Stock held by Fund B, which represent approximately 5.12% of the outstanding Common Stock; and (v) 722,626 shares of Common Stock held by Fund C, which represent approximately 2.00% of the outstanding Common Stock.

CUSIP No. 30227H106	SCHEDULE 13D	Page 6 of 9 Pages

(c) A description of the transactions in the Common Stock during the past 60 days, all of which were effected in the open market in routine brokerage transactions, is included in Exhibit D.

(d) Each of Fund 05-07, Fund 08-10, Fund 11-13, Fund B and Fund C has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of, Common Stock owned by each of Fund 05-07, Fund 08-10, Fund 11-13, Fund B and Fund C, respectively.

(e) This Item 5(e) is not applicable.

Item 7.                    Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit C:   Joint Filing Agreement, dated November 14, 2018

Exhibit D:  Schedule of Transactions, in response to Item 5(c)

CUSIP No. 30227H106	SCHEDULE 13D	Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHAI TRUST COMPANY, LLC

By:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Chief Financial Officer

EGI-FUND B, L.L.C.

By:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Vice President

November 14, 2018

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

CUSIP No. 30227H106	SCHEDULE 13D	Page 8 of 9 Pages

EXHIBIT C

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Exterran Corporation, dated as of November 14, 2018 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

CHAI TRUST COMPANY, LLC

By:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Chief Financial Officer

EGI-FUND B, L.L.C.

By:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Vice President

November 14, 2018

CUSIP No. 30227H106	SCHEDULE 13D	Page 9 of 9 Pages

EXHIBIT D
SCHEDULE OF TRANSACTIONS

Name of Account	Date of Transaction	Nature of Transaction	Quantity of Shares	Weighted-Average Price Per Share
Fund C	11/8/2018	Purchase	41,000	$22.6298 (1)
Fund C	11/9/2018	Purchase	80,000	$22.8806 (2)
Fund C	11/12/2018	Purchase	164,745	$23.0567 (3)
Fund C	11/13/2018	Purchase	302,153	$23.5351 (4)
Fund C	11/14/2018	Purchase	134,728	$23.5973 (5)

(1)  This price reflects the weighted average purchase price for open-market purchases of shares of Common Stock on November 8, 2018, within a $1.00 range. The actual prices for these transactions range from $22.36 to $22.77, inclusive. The Reporting Persons further undertake to provide upon request by the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares of Common Stock purchased at each separate price within the ranges set forth in footnotes (1) through (5) to this Exhibit D.

(2) This price reflects the weighted average purchase price for open-market purchases of shares of Common Stock on November 9, 2018, within a $1.00 range. The actual prices for these transactions range from $22.35 to $23.00, inclusive.

(3) This price reflects the weighted average purchase price for open-market purchases of shares of Common Stock on November 12, 2018, within a $1.00 range. The actual prices for these transactions range from $22.68 to $23.20, inclusive.

(4) This price reflects the weighted average purchase price for open-market purchases of shares of Common Stock on November 13, 2018, within a $1.00 range. The actual prices for these transactions range from $23.03 to $23.60, inclusive.

(5) This price reflects the weighted average purchase price for open-market purchases of shares of Common Stock on November 14, 2018, within a $1.00 range. The actual prices for these transactions range from $23.31 to $23.91, inclusive.